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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 4)(1)


                            PRICE LEGACY CORPORATION
  ----------------------------------------------------------------------------
                                (Name of Issuer)

              8-3/4% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74144P205
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                                 (CUSIP Number)

                                 JAMES F. CAHILL
                         SAN DIEGO REVITALIZATION CORP.
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
  ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 12, 2004
  ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 pages)

------------------------

        1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 74144P205                SCHEDULE 13D/A              PAGE 2 OF 4 PAGES

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     NAME OF REPORTING PERSONS
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     San Diego Revitalization Corp.
     33-0898712

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     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                (a) [_]
                                                                 (b) [X]
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     SEC USE ONLY
3
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     SOURCE OF FUNDS
4
     WC, OO
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     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5    PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]

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     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     California
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                              SOLE VOTING POWER
     NUMBER OF          7
                              0
      SHARES            --------------------------------------------------------
                              SHARED VOTING POWER
   BENEFICIALLY         8
                              0
     OWNED BY           --------------------------------------------------------
                              SOLE DISPOSITIVE POWER
  EACH REPORTING        9
                              0
      PERSON            --------------------------------------------------------
                              SHARED DISPOSITIVE POWER
       WITH             10
                              0
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     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     0
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     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [_]
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     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     0.0%
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     TYPE OF REPORTING PERSON*
14
     OO - Nonprofit Corporation
--------------------------------------------------------------------------------

                     * See instructions before filling out!
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CUSIP NO. 74144P205                SCHEDULE 13D/A              PAGE 3 OF 4 PAGES

        This Amendment No. 4 to Schedule 13D relates to the 8-3/4% Series A Cumulative Redeemable Preferred Stock of Price Legacy Corporation ("Series A Preferred Stock"), a Maryland corporation ("Price Legacy"), and further amends the Schedule 13D, filed by San Diego Revitalization Corp., a California nonprofit corporation ("SDRC"), with the Securities and Exchange Commission (the "SEC") on January 11, 2002 (the "Original 13D"), as amended by Amendment No. 1 thereto, filed by SDRC with the SEC on January 18, 2002, Amendment No. 2 thereto, filed by SDRC with the SEC on August 30, 2002, and Amendment No. 3 thereto, filed by SDRC with the SEC on January 9, 2004 (the Original 13D, as so amended, being the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

        (a)-(c) On March 12, 2004, Price Legacy engaged in a recapitalization of its capital structure (the "Recapitalization"). The Recapitalization included, among other things, (i) a 1-for-4 reverse stock split of the common stock of Price Legacy (the "Reverse Stock Split") and (ii) the consummation of an exchange offer by Price Legacy for holders of the Series A Preferred Stock to exchange their Series A Preferred Stock for (x) common stock at the exchange ratio of one share of Series A Preferred Stock for 1.05 shares of common stock (after giving effect to the Reverse Stock Split) and/or (y) the newly created 6.82% Series 1 Cumulative Redeemable Preferred Stock of Price Legacy ("Series 1 Preferred Stock") at the exchange ratio of one share of Series A Preferred Stock for one share of Series 1 Preferred Stock (the "Series A Exchange Offer").

                The terms and conditions of the Recapitalization are described in further detail in publicly available filings made by Price Legacy with the SEC, including in definitive proxy materials filed by Price Legacy with the SEC prior to the Recapitalization and the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2003, which was filed by Price Legacy with the SEC on March 15, 2004.

                In connection with the Recapitalization, (i) SDRC exchanged all 1,450,000 shares of Series A Preferred Stock held by SDRC as of the time of the Recapitalization for an aggregate of 1,522,500 shares of common stock pursuant to the terms of the Series A Exchange Offer, and (ii) all 10,790,176 other shares of Series A Preferred Stock(2) that may have been deemed to have been beneficially owned by any of the SDRC Directors and Officers as of the time of the Recapitalization were exchanged for an aggregate of 11,329,077 shares of common stock and 570 shares of Series 1 Preferred Stock pursuant to the terms of the Series A Exchange Offer. As a result, SDRC and each of the SDRC Directors and Officers ceased to beneficially own any Series A Preferred Stock.

        (d)     Not applicable.

        (e)     March 12, 2004.




-------------------
        2 These 10,790,176 shares exclude the 1,450,000 shares of Series A Preferred Stock exchanged by SDRC.

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CUSIP NO. 74144P205                SCHEDULE 13D/A              PAGE 4 OF 4 PAGES

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  March 19, 2004


                                             SAN DIEGO REVITALIZATION CORP.


                                             /s/ James F. Cahill

                                             --------------------------------
                                             By:     James F. Cahill
                                             Title:  Executive Vice President